05012844

HAECO

Our Ref.: CSA/CPA12/24

9th November 2005

BY REGISTERED MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

RECEIVED NOV 23 2005 203 SEC MAIL PROCESSING SECTION WASH., D.C.

SUPPL

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we would inform you that Mrs. YU CHAN Sau Mui, Margaret will be retiring as the Secretary of the Company on 31st December 2005, to be succeeded by Mr. FU Yat Hung, David. We enclose herewith the relevant press announcement published today for your record.

Yours faithfully,
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Lorence Wong
Deputy Company Secretary

PROCESSED
NOV 29 2005

Encls.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Bryan Ho, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

LW/sn
P:\sn\haeco\24\ltr_2005

The Standard Wednesday, November 9, 2005

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0044)

Change of Company Secretary

Hong Kong Aircraft Engineering Company Limited (the "Company") has today announced that Mrs. YU CHAN Sau Mui, Margaret will retire as Company Secretary of the Company on 31st December 2005 to be succeeded by Mr. FU Yat Hung, David.

Mrs. Margaret Yu joined the Swire group in 1978 and was appointed Company Secretary of the Company on 1st September 2002. The Board would like to express its gratitude to Mrs. Yu for her outstanding service and offers its best wishes to her.

Mr. David Fu, aged 41, joined the Swire group in 1988. He is an associate member of The Hong Kong Institute of Chartered Secretaries.

As at the date of this announcement, the Directors of the Company are:
Executive: J.C.G. Bremridge, P.K. Chan, J.R. Gibson, M. Hayman, D.M. Turnbull
Non-Executive: D.G. Cridland, D.C.Y. Ho, P.A. Johansen, A.N. Tyler
Independent Non-Executive: R.E. Adams, J.S. Dickson Leach, L.K.K. Leong

By Order of the Board

Hong Kong Aircraft Engineering Company Limited
David Turnbull
Chairman
Hong Kong, 8th November 2005

SWIRE